SIMGRAPHICS ENGINEERING CORPORATION

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

SIMGRAPHICS ENGINEERING CORPORATION
517 Westminster Ave, Alhambra, CA 91803

Ladies and Gentlemen:

1. Background. Wefunder SPV, a Delaware limited liability company ("**WeFunder SPV**") understands that SimGraphics Engineering Corporation, a California corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**").

A. Pursuant to the Offering, prospective investors will be offered the opportunity to acquire indirect interests in the Convertible Preferred Stock of the Company through special purpose series of Wefunder SPV, LLC, a Delaware limited liability company. Each share of the Convertible Preferred Stock issued hereunder is referred to herein as a "**Share.**"

B. The Offering will be conducted through the Wefunder crowdfunding portal (the "**Portal**") pursuant to a Listing Agreement of even date herewith between the Company and Wefunder Portal, LLC (the "**Listing Agreement**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

C. Both accredited and non-accredited investors (collectively, the "**Investors**") may participate in the Offering through the Portal. For the avoidance of doubt, the term "Investors" as used herein, means those persons making reservations though the Portal for the purchase of interests in the Special Purpose Vehicles described below to effectuate indirect investment in the Company's Shares.

D. To facilitate the Offering, two series of WeFunder SPV, LLC (the "**Special Purpose Vehicles**") will be formed for the sole purpose of owning Shares of the Company's Convertible Preferred Stock on behalf of investors in the series. The Special Purpose Vehicles will be known as:

- SimGraphics Engineering I EB, a series of Wefunder SPV, LLC (hereinafter referred to as "**SPV-A**"); and
- SimGraphics Engineering I, a series of Wefunder SPV, LLC (hereinafter referred to as "**SPV-B**").

2. The Portal. Pursuant to the Listing Agreement of even date herewith between the Company and WeFunder Portal, LLC (an affiliate of Wefunder SPV), the Portal will be made available for subscription reservations ("**Individual Investor Subscriptions**") by potential Investors who propose to invest in the Company though SPV-A and SPV-B.

3. Allocation of Individual Investor Subscriptions. Wefunder will inform the Company concerning the status of Individual Investor Subscriptions, when deposits have been escrowed in relation thereto, and when those Individual Investor Subscriptions have become binding. Subject to the terms and conditions of this Agreement and the Listing Agreement, Individual Investor Subscriptions will be accepted by the Company in accordance with the following rules:

(a) The Company may not accept any Individual Investor Subscriptions unless and until the aggregate amount of cash deposited by potential Investors in connection with their Individual Investor Subscriptions is equal to or greater than $100,003.20 (the "**Minimum Offering Amount**"), and all applicable conditions to the acceptance of such Individual Investor Subscriptions established by the Portal have been satisfied. The maximum amount to be raised in the offering is $500,011.20 (the "**Maximum Offering Amount**") and no Individual Investor Subscriptions will be accepted in excess of the Maximum Offering Amount.

(b) If the Minimum Offering Amount is achieved, the Company will accept Individual Investor Subscriptions in the order in which they were made through the Portal via the issuance of Shares to SPV-A and SP V-B.

(c) The first $100,003.20 in Individual Investor Subscriptions so accepted (or any lesser amount so accepted) will be filled through the Issuance by the Company of up to 10,417 shares of its Convertible Preferred Stock at a purchase price of $9.60 per share to SPV-A.

(d) Any additional Individual Investor Subscriptions so accepted will be filled through the Issuance by the Company of up to 33,334 additional shares of its Convertible Preferred Stock at a purchase price of $12.00 per share to SPV-B. If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will allocate Shares amongst prospective investors on a basis to be determined by the Company's management.

(e) No Individual Investor Subscriptions may be made or accepted after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

4. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, Wefunder SPV hereby subscribes to purchase (a) through SPV-A, the number of Shares equal to the gross amount of the deposits made pursuant to Platform Reservations accepted pursuant to Section

3(c), divided by $9.60, and (b) through SPV-B, the number of Shares equal to the gross amount the deposits made pursuant the Platform Reservations accepted pursuant to Section 3(d), divided by $12.00. Wefunder SPV will remit the gross amount of the deposits so accepted to the Company net of a commission equal to 5% of gross monies raised in the Offering, other than that portion thereof relating to accepted Platform Reservations made by Eric G. Rodli and William M. Scott IV.

5. Closings.

(a) Closings. Subject to Section 3(a), the Company and to the terms of the Listing Agreement, the Company may accept Individual Investor Subscriptions from time to time through the Offering Deadline. The consummation of the Company's acceptance of Individual Investor Subscriptions is referred to herein as a "Closing" and, for the avoidance of doubt, multiple Closings may occur.

(b) Subject to this Section 3(b), each Closing shall take place through the Portal on a Business Day determined by the Portal within five Business Days following the Company's acceptance of the related Individual Investor Subscriptions (the "**Closing Date**").

(c) Conditions. The acceptance of Individual Investor Subscriptions by the Company pursuant to this Agreement is conditioned upon satisfaction of all the following conditions:

(i) the Company shall have filed the Amended and Restated Articles of Incorporation substantially the form attached as an exhibit to the Form C with the Secretary of State of the State of California describing the Convertible Preferred Shares; and

(ii) the representations and warranties of the Company contained in Section 7 hereof and of Wefunder SPV contained in Section 5 hereof shall be true and correct as of each Closing in all respects with the same effect as though such representations and warranties had been made as of the date of that Closing.

6. Termination of the Offering; Other Offerings. Wefunder SPV understands that the Company may terminate the Offering at any time. Wefunder SPV further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

7. Representations as to Investors. Wefunder SPV represents and warrants to the Company that:

(a) The form of Subscription Agreement pursuant to which it will offer units in SPV-A and SPV-B to prospective Investors in the Offering will be in the form of Exhibit A to this Agreement, and that, to the actual knowledge of Wefunder SPV, each of the representations made by the related Investors therein were accurate in all material respects as of the date when made or reaffirmed.

(b) Wefunder SPV has not expressly or implicitly represented, guaranteed or warranted to any Investor that a percentage of profit and/or amount or type of gain or other consideration will be realized because of their participation in the Offering.

(c) Wefunder SPV confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to Wefunder SPV or any other person regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations.

8. HIGH RISK INVESTMENT. **IT IS ACKNOWLEDGED THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. Wefunder SPV acknowledges that (a) any projections, forecasts or estimates as may have been provided to Wefunder SPV are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) Wefunder SPV has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

9. Company Representations. Wefunder SPV understands that upon issuance of to Wefunder SPV of any Shares, the Company will be deemed to have made following representations and warranties to Wefunder SPV as of the date of such issuance, in each case for the derivative benefit of the Investors:

(a) Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to Wefunder SPV pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation of the Company or its Bylaws, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation or Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

10. Major Investor Rights; Additional Rights of All Investors.

(a) ***Information Rights***. The Company will furnish to Wefunder SPV (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of

the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above. Wefunder may in turn deliver to any Investor who has invested at least $20,000 in SPV-A and SPV-B, in the aggregate (a "**Major Investor**"), any of the materials described in this clause (a).

(b) ***Confidentiality***. Anything in this Agreement to the contrary notwithstanding, no Major Investor shall, by reason of this Agreement, have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of 10% or more of shares of a competitor (and Wefunder will not share any such confidential information with any person that has previously been identified by the Company to Wefunder as a Major Investor). Wefunder agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment.

(c) ***Inspection Rights***. The Company shall permit Wefunder and each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by Wefunder or such Major Investor.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, Wefunder SPV (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Certain Covenants. In order to induce prospective investors to enter into this Agreement, the Company hereby covenants and agrees that, for so long as any of the Shares remains outstanding,

(i) The Company will not increase the number of its Directors and will have at least two Non-Founder Directors at all times. The Company will maintain a Compensation Committee of the Board of Directors consisting solely of the two Non-Founder Directors that will determine all discretionary bonuses and compensation to the Founders and which must also approve any other transactions with the Founders, their spouses or families. As used in this clause (v) "Founders" means Richard W. Parker and Michael J. Fusco and Non-Founder Directors means Eric G. Rodli, William M. Scott IV or successors who are not family members of the Founders.

(ii) The Company's aggregate total employment costs for salaries, benefits, employment taxes and other direct costs of the employment of the Founders (but not allocated costs of the general administration of the Company's employees) will not exceed $26,000 per month while the Convertible Preferred Shares remain outstanding, provided that (A) the Founders will also be entitled to be considered by the Compensation Committee for annual performance bonuses (not to exceed $50,000 for each of the Founders in any year) commencing with the calendar year ending December 31, 2022 based upon standards and metrics to be determined by the Compensation Committee in its discretion, and (B) the Compensation Committee may authorize an increase of 5% per annum to the base compensation of the Founders.

13. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to Wefunder SPV's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as Wefunder SPV or the Company from time to time designate in writing.

15. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

16. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by Wefunder SPV ("**Proceedings**"), Wefunder SPV irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

19. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

20. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of

this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

21. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

24. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

25. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, and (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Wefunder SPV and the Investors.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

SimGraphics Engineering Corporation

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited